PUMA

BEATE GABRIEL FINANCE ■ BEATE.GABRIEL@PUMA.COM

PUMA AG ■ WÜRZBURGER STR. 13 ■ D-91074 HERZOGENAURACH ■ TEL +49 9132 81 2375 ■ FAX +49 9132 81 2526

Office of Int. Corporate Finance
Securities and Exchange Commission
Mail Stop 3 - 9
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

05006091

22.02.2005

Rule 12g3-2(b) Submission
File No. 82-4369
PUMA AG Rudolf Dassler Sport

SUPPL

Dear Sirs,

Please find attached the financial results for the 4th Quarter and Financial Year 2004 in English language.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Best regards

PUMA AG Rudolf Dassler Sport

Beate Gabriel
(Finance)

PROCESSED
MAR 01 2005
THOMSON FINANCIAL

Encls.

G:\CONTROL\GABRIEL\WINWORD\BO\BRIEFE\SEC.doc

For immediate release

	MEDIA CONTACT:	INVESTOR CONTACT:
U.S.A.:	Lisa Beachy, Tel. +1 617 488 2945	
Europe:	Ulf Santjer, Tel. +49 9132 81 2489	Dieter Bock, Tel. +49 9132 81 2261

Herzogenaurach, Germany, February 7, 2005 – PUMA AG announces its consolidated financial results for the 4th Quarter and Financial Year 2004

Sustained Positive Development of Sales and Earnings

Highlights Q4:

- Consolidated sales up 20%
- 51.9% strongest gross profit margin in a fourth quarter
- EBT above expectation
- EPS reaches 2.31 € versus 1.51 € in last year's quarter

Highlights FY 2004:

- Worldwide brand sales exceed € 2 billion for the first time
- Consolidated sales up almost 23% currency adjusted
- Gross profit margin reaches new record at 51.9%
- EBT once again on record level with €371 million
- EPS increases 43% to 16.06 €

Outlook:

- Management expects new record in sales and further increase in earnings
- Future orders increase by nearly 18% currency adjusted

In the 2004 financial year, PUMA continued the positive development of previous years and further expanded its position as a desirable Sportlifestyle brand. The financial targets set at the beginning of the year were significantly exceeded. The financial year closed with double-digit growth for the sixth consecutive year. For the first time, worldwide brand sales reached the € 2 billion mark with a currency-adjusted increase of over 21%. Consolidated sales rose 23%. In addition to the strong sales growth, the gross profit margin likewise climbed to a new record high of nearly 52%. Pre-tax profit reached € 371 million, growing faster than sales for the sixth consecutive year. Earnings per share jumped from € 11.26 to € 16.06. At year-end, PUMA's share was listed at € 202.30. This corresponds to another significant value increase of 45% compared to the end of the previous year.

Higlights Q4

Strong growth continued in Q4. Consolidated sales increased by 23.8% currency adjusted. In Euro terms, sales were up by 20% to € 273 million. Footwear sales increased on a currency neutral basis by 29.1% (25.2% in Euro) to € 176 million, Apparel climbed 14.4% (11.4%) to € 77 million, and Accessories grew 16.1% (12.6%) to € 21 million. All regions contributed with a double-digit growth to the successful quarter. The gross profit margin reached 51.9%, an increase of 440 basis points and PUMA's highest level in a forth quarter. Because of investments in marketing/retail as well as product development and design, operating expenses increased from 33.7% to 35.8% of sales. Due to the favorable sales development and a significant improvement in gross profit margin, pre tax profit rose 56.4% over last year. Net earnings improved from € 25 million to € 37 million. This results in € 2.31 earnings per share compared with € 1.51 in last year's quarter.

Sales and Earnings Development January until December

Consolidated Sales up by 23%

PUMA closed the year 2004 with yet another record and succeeded in raising its consolidated sales to a level that was once again significantly above the industry average. Currency-adjusted consolidated sales rose by 22.7%. In Euro, the increase was 20.1% to € 1,530 million.

Sales in the largest segment, Footwear, were up 17.7%, climbing to € 1,011 million, which corresponds to a currency-adjusted increase of 20.3%. As expected, Apparel contributed significantly to the growth in sales. Sales were up 23.5%, rising to € 416 million. This corresponds to a currency-adjusted increase of 26.1%. Accessories sales, consisting mainly of bags, balls and sport accessories, were up 32.4% to € 103 million. The share of PUMA's retail operations of consolidated sales increased from 8.7% to 11%.

Growth in License Sales

PUMA issues licenses for various product segments or markets. These license sales are generated outside the PUMA Group and belong to the worldwide brand sales, together with consolidated sales. License sales in 2004 rose to € 486 million. This corresponds to an increase of 16.5%, or 17.2% before currency changes. Adjusted for the license revenue in Japan up to the takeover as of April 1, 2003, sales in the field of licenses grew by as much as 27.5%.

The royalty and commission income rose by 8.3% to € 44 million, or in line with license sales after adjusting for Japan.

Global Brand Sales Exceed € 2 billion

PUMA's worldwide brand sales, which include consolidated and license turnover, rose currency-adjusted by 21.3% or, in euro, by 19.2% to over € 2 billion in 2004. Footwear sales improved by 14.8% to € 1,127 million (currency-adjusted 17.4%), Apparel sales by 22.4% to € 710 million (currency adjusted 25%), and Accessories by 38.4% to € 179 million (currency-adjusted 40.6%).

Gross Profit Margin Reaches All-Time High

As a percentage of sales, the gross profit margin in 2004 climbed to 51.9% from the previous year's level of 48.7%. This improvement of 320 basis points is a significant increase in comparison with the level projected at the beginning of the year. It was the highest gross profit margin in the company's history, which positions the company at the upper end of the margin spread within the sporting goods industry. In addition to the increasing desirability of the brand, this development is also attributable to favorable exchange rates, an advantageous product mix and an increased share of company-owned retail operations. The margin in Footwear moved from 49.5% to 53.1%, Apparel showed an improvement from 47.1% to 49.7% and Accessories grew from 46.6% to 49%.

Cost Ratio at 29.6% of Sales

Operating expenses rose by 20.2% to € 453 million. As a percentage of sales, the cost ratio maintained at the previous year's level of 29.6%.

Marketing/Retail expenses rose by 30.9% to € 215 million, representing a a cost ratio of 14% compared to 12.9% in the previous year. Product development and design expenses remained nearly constant at 2.4% of sales, moving from € 30 million to 37 million in absolute figures, which corresponds to an increase of 23.2 % over the previous year. Other selling, general and administrative expenses were up 10.2% to € 202 million, but were further reduced from 14.4% to 13.2% as a percentage of sales.

Further Increase in Profitability

A renewed increase in sales, a top gross profit margin and an unchanged cost ratio in comparison with the previous year led to a sustained improvement in profitability. Operating profit grew by 38.7% to € 365 million. Thus, the high operating margin was not only maintained but even grew in comparison with the previous year, rising significantly from 20.7% to 23.9% of sales. All regions contributed to the sustained increase in operating profit. Interest income was up significantly from € 1 million to € 6 million. Tax expenses rose from € 84 million to € 112 million. There was a further drop in the average tax rate from 31.9 % to 30.1 %.

Profit above Expectations

In 2004, net earnings grew faster than sales for the sixth consecutive year. With an increase of 43.5%, net profit reached strong € 257 million. This result was again perceptibly beyond management's expectations. The net return stepped up successfully from 14.1% to 16.8%. Earnings per share saw a 42.7% jump from € 11.26 to € 16.06.

Dividend

At the Annual Meeting on March 30, 2005, the Board of Management will propose a dividend distribution of € 1.00 per share (previous year: € 0.70 per share). This yields a total dividend distribution of € 16 million, after € 11 million in the previous year; an increase of 45%.

Net Assets and Financial Position

Equity Ratio at 57.6 %
Once again, the capital structure improved in 2004. Despite a 32.8% increase in the balance sheet total to € 930 million, the equity ratio was up from 54.7% to 57.6%. This development underscores the very solid financial position of the PUMA Group.

Further Improvement in Liquidity
As a result of the strongly improved cashflow, cash and cash equivalents almost doubled to € 369 million. Concurrently, bank debt was reduced from € 17 million to € 13 million. Net liquidity improved from € 174 million to € 356 million.

Working Capital Again Improved
Working capital amounted to 9.7% of sales after 12.2% in the previous year. In absolute figures, the working capital declined by 4.7% at year-end, falling from € 156 million to € 148 million. This development, which markedly surpassed expectations, is partly due to rather marginal inventory build-ups at year-end. Inventories were up by 2.5% to € 201 million and receivables rose by 7% to € 190 million.

Free Cashflow at New Record High
Due to the improvement in working capital, cashflow significantly climbed to € 257 million. Thus, free cashflow calculates at 16.8% of sales (last year 10.8%).

Share Buyback

In 2004, PUMA purchased 430,000 of its own shares as part of PUMA's share buyback program. At year-end, a total of 605,000 shares had been bought since the program's inception, for an investment of €100 million.

Regional Development

Positive Results in all Regions

European sales were up significantly by 17.6% to € 1,002 million and surpassed € 1 billion for the first-time. As expected, the strongest growth was achieved in Apparel, where sales rose by 26.6%. Footwear and Accessories also reported very good growth of 14.8% and 6.4%, respectively.

Once again, profitability increased significantly in Europe. The gross profit margin climbed from 51.3% to a new high of 54.1% and the operating margin (EBIT) rose from 25.2% to 28.7% of regional sales. Orders on hand reached a new all-time high of € 567 million at the end of 2004. This corresponds to an increase of 9.4% over the previous year.

Regional sales in **the Americas** were up 29.6% currency adjusted or in Euro 18.7%, rising to € 303 million. All product segments contributed to this success. Currency-adjusted, Footwear was up by 30.3% (19.2% in Euro), Apparel by 21.8% (11.5%) and Accessories by 86.1% (73%). Once again, significant growth of 20.6% to USD 308 million was reached in the US market.

The Americas also achieved a significant increase in profitability. The gross profit margin climbed by 470 basis points to 49.3%. The operating margin increased from 16.6% to 19.8%. The currency-adjusted orders volume was up by 43.4%, or in Euro by 19.4% to € 137 million. Orders on hand for the US market increased by 34.2% to USD 160 million.

Asia/Pacific sales were € 181 million or 31.6% higher than the previous year's level of € 138 million, which corresponds to a currency-adjusted increase of 28.1%. Without the effects from the initial consolidation of PUMA Japan (April 1, 2003), sales rose by 11.8%. Footwear sales increased by 26.9%, Apparel by 15%, and Accessories by as much as 70.3%.

The gross profit margin in this region improved perceptibly by 3.7 percentage points to 48.1%, and the operating margin rose from 17.7% to 21.9%. As of December 31, 2004, orders on hand were up 23% to € 83 million, showing a significant increase over the previous year's level.

In **Africa/Middle East** consolidated sales increased significantly by 52.6% to € 45 million. All product segments reported substantial growth: Accessories grew by 114.6%, Apparel by 92.9% and Footwear by 41.5%.

The Africa/Middle East region also contributed to company profits with a significant increase in profitability. The gross profit margin climbed from 27.4% to 34.4%, and the operating margin rose to 8.6% after being 3.1% in the previous year. As of December 31, 2004, orders on hand improved by 65.5%, amounting to € 35 million.

Outlook

Order Volume Grows for the Ninth Consecutive Year, Surpassing € 800 Million for the First Time
Orders on hand as of December 31, 2004 reached an unprecedented new high, topping the € 800 million mark for the first time. This was the ninth consecutive year of orders increase. Currency-adjusted orders were up 17.7% from the previous year. The corresponding increase in Euro was 13.9%, bringing orders to € 823 million.

In the segments, Footwear upped orders by 14.7% (18.7% currency adjusted) to € 580 million. Apparel was at € 196 million, rising by 7.8% (10.6% currency-adjusted). Orders for Accessories went up by 36.2% (40.3% currency-adjusted) to € 46 million.

Further Sales Growth Expected for 2005
Overall, consolidated sales are expected to show mid to high single digit growth on a currency-neutral basis. The license business should also continue to increase, leading to further growth in royalty income.

The US Dollar requirement is hedged against currency fluctuations through 2006. Due to the available hedging rates for 2005, the gross profit margin should move in the 50% to 52% range. Selling, general and administrative expenses will yield a cost ratio between 30% and 31% due to the further expansion of retail operations and associated cost increases, as well as additional personnel expenses owing to the fact that share-based remuneration is stated at fair value for the first time for FY2005. An operating margin of over 20% is expected, placing us in the upper range within the sporting goods industry. The tax rate is expected to range between 29% and 30%.

Management is optimistic that further growth in sales can be achieved in 2005 and that earnings will also see mid to high single digit growth on a like for like basis, despite the moderate economic market expectations. As a result, the original goals set for Phase III of corporate planning (2002-2006) should be far exceeded in 2005. Therefore, PUMA is planning to finalize this phase of development one year ahead of schedule and will announce strategy for Phase IV (2006-2010) in the second half of this year.

Jochen Zeitz, CEO: "Our Q4 results provide us with a strong ending to another very positive year for PUMA in which we established new benchmarks in sales and profitability. In particular, our results have given us excellent strategic flexibility as we progress towards the completion of Phase III and in preparation of Phase IV of the company's development plan."

###

Income Statements

	Q4/2004 € Mio.	Q4/2003 € Mio.	Deviation	1-12/2004 € Mio.	1-12/2003 € Mio.	Deviation
Net sales	**273,4**	**227,7**	20,0%	**1.530,3**	**1.274,0**	20,1%
Cost of sales	-131,5	-119,5	10,1%	-736,4	-654,0	12,6%
Gross profit	**141,8**	**108,3**	31,0%	**794,0**	**620,0**	28,1%
- in % of net sales	51,9%	47,5%		51,9%	48,7%	
Royalty and commission income	10,6	10,2	4,2%	43,7	40,3	8,3%
	152,5	118,4	28,7%	837,7	660,4	26,8%
Selling, general and administrative expenses	-97,9	-76,8	27,5%	-453,4	-377,1	20,2%
EBITDA	**54,5**	**41,6**	30,9%	**384,2**	**283,3**	35,6%
Depreciation and amortisation	-5,5	-9,5	-42,2%	-19,3	-20,1	-4,1%
EBIT	**49,0**	**32,1**	52,5%	**365,0**	**263,2**	38,7%
- in % of net sales	17,9%	14,1%		23,9%	20,7%	
Interest result	2,3	0,7		5,7	0,9	
EBT	**51,3**	**32,8**	56,4%	**370,7**	**264,1**	40,4%
- in % of net sales	18,8%	14,4%		24,2%	20,7%	
Income taxes	-13,9	-8,3	67,1%	-111,7	-84,2	32,6%
- Tax ratio	27,2%	25,4%		30,1%	31,9%	
Minorities	-0,2	0,1	-363,8%	-1,7	-0,6	196,7%
Net earnings after minorities	**37,1**	**24,5**	51,3%	**257,3**	**179,3**	43,5%
Net earnings per share (€)	**2,31**	**1,51**	53,3%	**16,06**	**11,26**	42,7%
Net earnings per share (€) - diluted	**2,30**	**1,29**	77,9%	**15,74**	**10,90**	44,4%
Weighted average shares outstanding				16,025	15,932	0,6%
Weighted average shares outstanding - diluted				16,353	16,449	-0,6%

Balance Sheet

	Dec. '04 € Mio.	Dec. '03 € Mio.	Deviation
ASSETS			
Cash	369,3	190,6	93,8%
Inventories	201,1	196,2	2,5%
Receivables and other current assets	189,9	177,5	7,0%
Total current assets	**760,3**	**564,3**	34,7%
Deferred income taxes	**51,6**	**36,5**	41,6%
Property and equipment, net	**84,7**	**66,5**	27,4%
Goodwill and other long-term assets	**33,0**	**32,9**	0,3%
	929,6	**700,1**	32,8%
LIABILITIES AND SHAREHOLDERS' EQUITY			
Short-term bank borrowings	12,9	16,8	-23,0%
Accounts payable	136,9	132,6	3,2%
Other current liabilities	123,3	69,0	78,7%
Total liabilities	**273,1**	**218,5**	25,0%
Pension accruals	**21,2**	**18,5**	14,2%
Tax accruals	**33,7**	**27,1**	24,5%
Other accruals	**53,8**	**49,0**	9,8%
Long-term liabilities interest bearing	**0,0**	**0,0**	
Deferred income taxes	**9,6**	**3,2**	201,4%
Minority interest	**2,4**	**0,8**	195,3%
Total shareholders' equity	**535,8**	**383,0**	39,9%
	929,6	**700,1**	32,8%

Rounding differences may be observed in the percentage and numerical values expressed in millions of Euro since the underlying calculations are always based on thousands of Euro.

Cash flow Statement

	1-12/2004 € Mio.	1-12/2003 € Mio.	Deviation
Earnings before taxes on income	370,7	264,1	40,4%
Depreciation	19,3	20,1	-4,1%
Other non cash effected expenses and income	-4,4	-3,6	23,2%
Cash flow - gross	385,6	280,6	37,4%
Change in net assets	0,5	-24,8	
Taxes, interests and other payments	-100,3	-90,8	10,5%
Cash flow from operating activities	285,7	165,0	73,1%
Payments for acquisitions	0,0	-30,3	
Purchase of property and equipment	-43,1	-27,0	59,8%
Interest received and others	14,0	-0,3	
Cash flow from investing activities	-29,2	-57,6	-49,4%
Free cash flow before acquisitions	256,6	137,7	86,3%
Capital increase	23,2	9,5	142,9%
Dividend payments	-11,2	-8,7	28,0%
Other changes	-82,8	-24,2	242,3%
Cash flow from financing activities	-70,8	-23,4	202,9%
Effect on exchange rates on cash	-7,0	-7,0	-0,1%
Change in cash and cash equivalents	178,8	77,0	132,2%
Cash and cash equivalents at beginning of financial year	190,6	113,6	67,8%
Cash and cash equivalents end of the period	369,3	190,6	93,8%

Segment Data

	Sales		Gross profit		Sales		Gross profit	
	Q4/2004	Q4/2003	Q4/2004	Q4/2003	1-12/2004	1-12/2003	1-12/2004	1-12/2003
	by head office location of customer				by head office location of customer			
Breakdown by regions	€ Mio.	€ Mio.	%	%	€ Mio.	€ Mio.	%	%
Europe	143,1	127,3	51,6%	45,8%	1.002,2	852,3	54,1%	51,3%
America	74,2	51,4	57,1%	46,3%	302,6	255,0	49,3%	44,6%
- thereof USA in US$	76,0	54,4			307,9	255,4		
Asia/Pacific Rim	47,1	42,3	46,6%	40,5%	181,0	137,5	48,1%	44,4%
Africa/Middle East	9,0	6,7	41,9%	30,9%	44,5	29,2	34,4%	27,4%
	273,4	227,7	51,9%	47,5%	1.530,3	1.274,0	51,9%	48,7%

	Sales		Gross profit		Sales		Gross profit	
	Q4/2004	Q4/2003	Q4/2004	Q4/2003	1-12/2004	1-12/2003	1-12/2004	1-12/2003
Breakdown by product segments	€ Mio.	€ Mio.	%	%	€ Mio.	€ Mio.	%	%
Footwear	175,9	140,4	52,3%	48,3%	1.011,4	859,3	53,1%	49,5%
Apparel	76,6	68,8	51,2%	46,7%	416,0	337,0	49,7%	47,1%
Accessories	20,9	18,5	50,5%	45,0%	102,9	77,7	49,0%	46,6%
	273,4	227,7	51,9%	47,5%	1.530,3	1.274,0	51,9%	48,7%

Rounding differences may be observed in the percentage and numerical values expressed in millions of Euro since the underlying calculations are always based on thousands of Euro.